EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

Ascena Retail Group, Inc. “ascena,” “ourselves,” “we,” “us,” “our” or “Company” or other similar terms has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock and our preferred stock purchase rights.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Second Amended and Restated By-laws (the “By-laws”) and our Certificate of Designations of Series A Junior Participating Preferred Stock (the “Certificate of Designations”). The summary is not complete, and is qualified in their entirety by reference to our Certificate of Incorporation, By-laws and Certificate of Designations. We encourage you to read our Certificate of Incorporation, By-laws and Certificate of Designations and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of eighteen million (18,000,000) shares of common stock, $0.01 par value per share, and one hundred thousand (100,000) shares of preferred stock, $0.01 par value per share.
Voting Rights
Holders of ascena common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There are no cumulative voting rights. Stockholders may vote by proxy.
Dividend and Distribution Rights
Subject to preferences applicable to any shares of outstanding ascena preferred stock, the holders of outstanding shares of ascena common stock will be entitled to receive dividends and other distributions out of assets legally available at times and in amounts as the ascena board of directors may determine from time to time. All shares of ascena common stock are entitled to participate ratably with respect to dividends or other distributions.
Rights upon Liquidation
If ascena is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of ascena common stock are entitled to share ratably in all assets of ascena available for distribution to the ascena

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stockholders after the payment in full of any preferential amounts to which holders of any ascena preferred stock may be entitled.
Other Rights and Preferences
There are no preemption, redemption, sinking fund or conversion rights applicable to the ascena common stock. Pursuant to the By-laws, special meetings of stockholders may be called by stockholders with net long beneficial ownership of our capital stock representing not less than 10% of the voting power of all shares of capital stock entitled to vote at the meeting, subject to the requirements contained in the By-laws.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.
Preferred Stock
The ascena board of directors, without further stockholder approval, is authorized to issue from time to time the preferred stock in one or more series and to fix the number of shares constituting the designation, voting powers (if any), preferences and other rights, as well as the qualifications, limitations and restrictions, of the series. The powers, preferences and rights, and the qualifications, limitations or restrictions, if any, of each series of preferred stock may be different from those of any and all other series.
Preferred Stock Purchase Rights
On May 26, 2020, the Company entered into a Tax Benefits Preservation Plan (the “Plan”) with American Stock Transfer & Trust Company, LLC, as Rights Agent. In connection with the Plan, the ascena board authorized and declared a dividend distribution of one preferred share purchase right (a “Right”), for each share of common stock outstanding on June 5, 2020 to the stockholders of record at the close of business on that date. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Plan.
The Plan was approved by the ascena board to mitigate the likelihood of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and thereby preserve the current ability of the Company to utilize certain net operating loss carryovers and other tax benefits of the Company (the “Tax Benefits”) to offset future income. If the Company were to experience an “ownership change,” as defined in Section 382 of Code, the Company’s ability to fully utilize the Tax Benefits on an annual basis would be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could therefore significantly impair the potential value of

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those assets. The Plan is intended to act as a deterrent to any person or group acquiring “beneficial ownership” of 4.9% or more of the outstanding Common Stock, without the approval of the ascena board.
Exercise of Rights. On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), for a purchase price of $6.30 (subject to adjustment) (the “Purchase Price”). Under certain circumstances set forth in the Plan, the Company may suspend the exercisability of the Rights.
Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the shares of common stock then outstanding, other than: (A) the Company, its subsidiaries and their respective employee benefit plans and persons holding shares of the Company’s common stock on behalf of such plans; (B) any stockholder that, as of the time of the first public announcement of approval of the Plan, beneficially owns 4.9% or more of the shares of common stock then outstanding, unless such person thereafter acquires an additional one percent (1%) of the then-outstanding shares of common stock, subject to certain exceptions (including pursuant to a dividend or distribution paid or made by the Company on the outstanding common stock or pursuant to a split or subdivision of the outstanding common stock); (C) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of common stock or a stock dividend, stock split, reverse stock split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (D) certain stockholders who inadvertently or without knowledge of the terms of the Rights, becomes Acquiring Persons and who thereafter reduce the percentage of shares owned below 4.9%; (E) investment advisors to mutual funds, to the extent that such advisor does not hold and no single fund advised by such advisor holds 4.9% or more of the Company’s outstanding common stock, and (F) any other Person that the ascena board determines is exempt from the Plan, so long as such determination is made prior to such time as such Person becomes an Acquiring Person.
Flip-In. In the event that any person or group becomes an Acquiring Person, then, upon the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such, all Rights that are, or (under certain circumstances specified in the Plan) were, beneficially owned by any Acquiring Person or its affiliates and associates and certain transferees thereof will be null and void.
Flip-Over. If, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common

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stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.
Exchange. At any time following the Stock Acquisition Date but before the time the Acquiring Person becomes the beneficial owner of 50% or more of the outstanding shares of common stock, the ascena board may, at its option, exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for common stock at an exchange ratio of one share of common stock per Right (subject to adjustment); provided, that no holder is entitled to receive pursuant to such exchange common stock that would result in a beneficial ownership of more than 4.9% of the common stock then outstanding.
Expiration. The Rights and the Plan will expire on the earliest of (i) May 25, 2021, (ii) the time at which the Rights are redeemed or exchanged pursuant to the Plan, (iii) the repeal of Section 382 of the Code or any successor statute if the ascena board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits, or (iv) the beginning of a taxable year to which the ascena board determines that no Tax Benefits may be carried forward.
Redemption. At any time prior to such time as any Person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right. Immediately upon the action of the ascena board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.
Anti-Dilution Provisions. The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Generally, no adjustments to the Purchase Price of less than 1% will be made.
Amendments. For so long as the Rights are then redeemable, any of the provisions of the Plan may be amended by the ascena board without the approval of any holders of the Rights. At any time when the Rights are not then redeemable, the provisions of the Plan may be amended by the ascena board to make changes which do not adversely affect the interests of holders of Rights, cause the Rights again to become redeemable or cause the Plan to become otherwise amendable.
Purposes and Effects of Certain Provisions of the Certificate of Incorporation and By-laws

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The Certificate of Incorporation and By-laws provide for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term. Each director serves for a term ending on the date of the third annual meeting following the meeting at which such director was elected.

The Certificate of Incorporation provides that the affirmative vote of holders of at least 80% of the outstanding shares of voting stock is required to approve any business combination with any related person. However, such approval is not applicable to any particular business combination and such business combination shall require only such affirmative vote as may be required by law or otherwise, if such business combination has been approved by a majority of continuing directors at a meeting at which a continuing director quorum is present or such business combination involves ascena and a subsidiary in which a related person has no direct or indirect interest, subject to certain additional limitations.
The Certificate of Incorporation and By-laws provide that members of the ascena board of directors may be removed from office with or without cause, by stockholder action, at a meeting called for that purpose, by a vote of at least 80% of the shares of capital stock then entitled to vote at an election of directors.
The By-laws set forth certain procedures stockholders must follow in order to bring business for consideration at a stockholders’ meeting. Such procedures include, among other things, the requirement that stockholders must deliver a notice of the proposed business to the secretary and the general counsel of ascena not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date that the Company’s proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders.
Delaware Anti-Takeover Law and Certain Certificate of Incorporation Provisions
Section 203 of the DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder,” that person may not engage in certain business combinations with the corporation for a period of three years unless (1) the ascena board approved the acquisition of stock or business combination transaction prior to the time that the person became an interested stockholder; (2) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the ascena board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting. A Delaware corporation may elect not to be governed by Section 203. ascena has not made that election.